FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Details of Disposition of Treasury Shares as Stock Award

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2026

NOMURA HOLDINGS, INC.

By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

Nomura Finalizes Details of Disposition of Treasury Shares as Stock Award

Tokyo, April 30, 2026—Nomura Holdings, Inc. today announced that the number of shares disposed and the number of allottees, etc., of Restricted Stock Units (“RSU”) outlined in Table 2 below have been finalized. This relates to the disposition of treasury stock determined by the company’s Executive Management Board as announced in the news releases outlined in Table 1 below.

Table 1

News Release		Executive Management Board

Release Date	Title	Date	Decision

May 16, 2019	“Nomura Determines to Make Disposition of Treasury Shares as Stock Award”	Same as release date	Disposition of treasury stock (the “2019 Decision”)

May 27, 2020	“Nomura Determines to Make Disposition of Treasury Shares as Stock Award”	Same as release date	Disposition of treasury stock (the “2020 Decision”)

May 17, 2021	“Nomura Determines to Make Disposition of Treasury Shares as Stock Award”	Same as release date	Disposition of treasury stock (the “2021 Decision”)

May 19, 2022	“Nomura Determines to Make Disposition of Treasury Shares as Stock Award”	Same as release date	Disposition of treasury stock (the “2022 Decision”)

May 15, 2023	“Nomura Determines to Make Disposition of Treasury Shares as Stock Award”	Same as release date	Disposition of treasury stock (the “2023 Decision”)

May 16, 2024	“Nomura Determines to Make Disposition of Treasury Shares as Stock Award”	Same as release date	Disposition of treasury stock (the “2024 Decision”)

May 15, 2025	“Nomura Determines to Make Disposition of Treasury Shares as Stock Award”	Same as release date	Disposition of treasury stock (the “2025 Decision”)

Table 2

RSU No.14

1. Disposition Date of Treasury Shares	April 27, 2026

2. Class and Number of Shares Disposed	25,116 shares of common stock of the Company

3. Disposition Price	371 yen per share

4. Total Amount of Disposition Price	9,318,036 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2019 Decision
Value of Assets to be Contributed: 9,318,036 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	1 Employee, etc. of the Company 5,828 shares
3 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 19,288 shares

RSU No.20

1. Disposition Date of Treasury Shares	April 27, 2026

2. Class and Number of Shares Disposed	95,288 shares of common stock of the Company

3. Disposition Price	436 yen per share

4. Total Amount of Disposition Price	41,545,568 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2020 Decision
Value of Assets to be Contributed: 41,545,568 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	1 Employee, etc. of the Company 14,416 shares
9 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 80,872 shares

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RSU No.26

1. Disposition Date of Treasury Shares	April 27, 2026

2. Class and Number of Shares Disposed	746,120 shares of common stock of the Company

3. Disposition Price	577 yen per share

4. Total Amount of Disposition Price	430,511,240 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2021 Decision
Value of Assets to be Contributed: 430,511,240 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	1 Employee, etc. of the Company 12,188 shares
84 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 733,932 shares

RSU No.32

1. Disposition Date of Treasury Shares	April 27, 2026

2. Class and Number of Shares Disposed	1,640,496 shares of common stock of the Company

3. Disposition Price	479 yen per share

4. Total Amount of Disposition Price	785,797,584 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2022 Decision
Value of Assets to be Contributed: 785,797,584 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	1 Employee, etc. of the Company 16,748 shares
218 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 1,623,748 shares

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RSU No.38

1. Disposition Date of Treasury Shares	April 27, 2026

2. Class and Number of Shares Disposed	14,254,866 shares of common stock of the Company

3. Disposition Price	490 yen per share

4. Total Amount of Disposition Price	6,984,884,340 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2023 Decision
Value of Assets to be Contributed: 6,984,884,340 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	7 Directors and Executive Officers of the Company (Excluding Outside Directors) 80,729 shares
28 Employees, etc. of the Company 140,692 shares
1,678 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 14,033,445 shares

RSU No.44

1. Disposition Date of Treasury Shares	April 27, 2026

2. Class and Number of Shares Disposed	8,769,389 shares of common stock of the Company

3. Disposition Price	888 yen per share

4. Total Amount of Disposition Price	7,787,217,432 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2024 Decision
Value of Assets to be Contributed: 7,787,217,432 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	4 Directors and Executive Officers of the Company (Excluding Outside Directors) 18,196 shares
29 Employees, etc. of the Company 84,756 shares
1,746 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 8,666,437 shares

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RSU No.50

1. Disposition Date of Treasury Shares	April 27, 2026

2. Class and Number of Shares Disposed	9,993,957 shares of common stock of the Company

3. Disposition Price	888 yen per share

4. Total Amount of Disposition Price	8,874,633,816 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2025 Decision
Value of Assets to be Contributed: 8,874,633,816 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	4 Directors and Executive Officers of the Company (Excluding Outside Directors) 44,359 shares
28 Employees, etc. of the Company 63,205 shares
1,815 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 9,886,393 shares ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

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